UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of stake in electric power sector company

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Rio de Janeiro, December 22, 2022 - Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 07/12/2022, informs that its Executive Board approved adjustments to the competitive process for the sale of all of its 18.80% stake in UEG Araucária S.A. (UEGA), with the end of the current phase and the restart of the process.

In this process, Petrobras will sell its stake in UEGA, equivalent to 18.80% of the capital, together with its partners, Companhia Paranaense de Energia - COPEL and COPEL Geração e Transmissão S.A., which hold, respectively, 20.3% and 60.9% of the capital, totaling the sale of 100% of UEGA shares.

The teaser, which contains key information about the opportunity, as well as the eligibility criteria for the selection of potential participants, is available on the Petrobras site: https://www.investidorpetrobras.com.br/en/results-and-notices/teasers.

The main subsequent stages of the project will be reported to the market in due course.

This disclosure is in accordance with Petrobras' internal rules and with the special regime for divestment of assets by federal mixed economy companies, provided for in Decree 9,188/2017.

his operation is in line with the company's strategy of portfolio optimization and capital allocation improvement, aiming at value maximization and greater return to society.

About UEGA

UEGA is a partnership between Copel Group and Petrobras, consisting of a natural gas-fired generation plant (combined cycle, with two gas turbines and one steam turbine) located in Araucária - PR, close to the Bolivia-Brazil gas pipeline (GASBOL). It started operations in 2002 and has a total installed capacity of 484 MW.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 19th floor– 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2022

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer